(1) The balance includes: 1,106,576 shares held directly and: (A) 890,904 shares of Common Stock which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson and (B) 350,000 shares subject to a prepaid variable forward sale contract. Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and
(ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class
A Stock, par value $.01 per share, and (D) the Trust under the Will of Florence L. Robinson (the "Florence
L. Robinson Trust"), as follows: (i) 350,000 shares of
Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard
Robinson is one of four trustees of the Maurice R.
Robinson Trust, and one of two trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common
Stock and Class A Stock owned by the two trusts, respectively. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Also includes (E) 7,594 shares of Common
Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (F)
2,603 shares of Common Stock with respect to which Mr.
Robinson had voting rights at May 31, 2004 under the Scholastic 401(k) Savings and Retirement Plan, and (G)
4,212 shares owned directly by his minor children.